UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

57th Street General Acquisition Corp.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
316816107
(CUSIP Number)
Edwin H. Lewis
Chairman
220 S. Morris St. Box 8
Oxford, MD 21654
(410) 226-5455
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 5, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP	316816107

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 26-2084159 EHL Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DE

	7	SOLE VOTING POWER:

NUMBER OF		2,542,643(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,542,643(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,542,643 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.1%(1)(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Pursuant to the consummation of the Business Combination Agreement, dated as of January 9, 2011, as amended (the “Business Combination Agreement”), by and among 57th Street General Acquisition Corp. (the “Issuer”), 57th Street Merger Sub LLC, a wholly-owned subsidiary of the Issuer (the “Merger Sub”), Crumbs Holdings LLC (“Crumbs”), the Members (as defined therein) and the Member Representatives (as defined therein), pursuant to which Crumbs merged with and into Merger Sub, with Crumbs surviving the merger as a non-wholly owned subsidiary of the Issuer, EHL Holdings LLC (“EHL Holdings”) received 2,542,643 newly issued New Crumbs Class B Exchangeable Units of Crumbs (a non-wholly owned subsidiary of the Issuer) (“Class B Units”) and 254,264.3 shares of the Issuer’s Series A Voting Preferred Stock, par value $.0001 (“Preferred Stock”). The 2,542,643 Class B Units and 254,264.3 shares of Preferred Stock combined will, subject to certain preferential rights, approximate the voting, economic and other rights EHL Holdings would have, were it to hold 2,542,643 shares of the Issuer’s common stock (i.e. the right to initially vote 10 votes per share of Preferred Stock (subject to certain changes) in all matters for which the holders of common stock are entitled to vote).
(2) Assumes an exchange of 2,542,643 Class B Units of Crumbs for 2,542,643 shares of the Issuer’s common stock and the redemption of 254,264.3 shares of Preferred Stock of the Issuer.
(3) Based on 4,494,491 shares of Issuer common stock outstanding.

CUSIP	316816107

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Edwin H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		2,542,643(1)(2)(3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,542,643(1)(2)(3)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,542,643(1)(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.1%(1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Pursuant to the consummation of the Business Combination Agreement, dated as of January 9, 2011, as amended (the “Business Combination Agreement”), by and among the 57th Street General Acquisition Corp. (the “Issuer”), 57th Street Merger Sub LLC, a wholly-owned subsidiary of the Issuer (the “Merger Sub”), Crumbs Holdings LLC (“Crumbs”), the Members (as defined therein) and the Member Representatives (as defined therein), pursuant to which Crumbs merged with and into Merger Sub, with Crumbs surviving the merger as a non-wholly owned subsidiary of the Issuer, EHL Holdings LLC (“EHL Holdings”) received 2,542,643 newly issued New Crumbs Class B Exchangeable Units of Crumbs (a non-wholly owned subsidiary of the Issuer) (“Class B Units”) and 254,264.3 shares of the Issuer’s Series A Voting Preferred Stock, par value $.0001 (“Preferred Stock”). The 2,542,643 Class B Units and 254,264.3 shares of Preferred Stock combined will, subject to certain preferential rights, approximate the voting, economic and other rights EHL Holdings would have, were it to hold 2,542,643 shares of the Issuer’s common stock (i.e. the right to initially vote 10 votes per share of Preferred Stock (subject to certain changes) in all matters for which the holders of common stock are entitled to vote).
(2) Assumes an exchange of 2,542,643 Class B Units of Crumbs for 2,542,643 shares of the Issuer’s common stock and the redemption of 254,264.3 shares of Preferred Stock of the Issuer.
(3) Securities are owned directly by EHL Holdings, of which Edwin H. Lewis is the Chairman and sole member. Mr. Lewis may be deemed an indirect beneficial owner of the reported securities.
(4) Based on 4,494,491 shares of Issuer common stock outstanding.

Item 1. Security and Issuer
This Schedule 13D relates to the common stock (the “Common Shares”) of 57th Street General Acquisition Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 110 West 40th Street, Suite 2100, New York, New York 10018.
Item 2. Identity and Background
EHL Holdings LLC (“EHL Holdings”) is a Delaware limited liability company and its principal offices are located at 220 S. Morris Street, Box 8, Oxford, Maryland 21654. The principal business of EHL Holdings is holding interests in the Issuer and Crumbs Holdings LLC (“Crumbs”). Current information concerning the identity and background of the officers and directors of EHL Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Edwin H. Lewis (“Mr. Lewis,” and together with EHL Holdings, the “Reporting Persons”), is a United States citizen. His address is 220 S. Morris Street, Box 8, Oxford, Maryland 21654. Mr. Lewis is the Non-Executive Chairman of the Board of Directors of the Issuer and is the Non-Executive Chairman of the Board of Managers of Crumbs. Mr. Lewis is also the Chairman and Chief Executive Officer of Not Your Daughter’s Jeans, an apparel company specializing in jeans. Mr. Lewis is also the Chairman and sole member of EHL Holdings.
During the past five years, neither of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 or on Annex A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding it, he or she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.
Item 3. Source and Amount of Funds or Other Consideration
On May 5, 2011, the Issuer consummated the transaction contemplated by the Business Combination Agreement, dated as of January 9, 2011, as amended (the “Business Combination Agreement”), by and among the Issuer, 57th Street Merger Sub LLC, a wholly-owned subsidiary of the Issuer (the “Merger Sub”), Crumbs, the Members (as defined therein) and the Member Representatives (as defined therein) (see the Issuer’s Forms 8-K filed with the SEC on January 10, 2011, February 22, 2011, March 18, 2011, and April 7, 2011 for a description of the Business Combination Agreement and the complete text of the Business Combination Agreement.) Pursuant to the Business Combination Agreement, Crumbs merged with and into Merger sub, with Crumbs surviving the merger as a non-wholly owned subsidiary of the Issuer (the “Merger”). Additionally, pursuant to the Business Combination Agreement, the Members designated the entire board of directors (seven board members) and the officers of the Issuer as of the closing of the Merger (the “Closing”).
At the Closing, EHL Holdings received the following consideration in the form of securities in exchange for its Old Crumbs Units (as defined in the Business Combination Agreement):
•	$11.8 million in cash;

•	2,542,643 newly issued New Crumbs Class B Exchangeable Units (the “Class B Units”) (316,875 Class B Units were placed in escrow as claims shares to satisfy certain indemnification obligations pursuant to the Business Combination Agreement and will remain in escrow until one (1) month after the audited financial statements of the Issuer for fiscal year 2011 is completed, but can be voted by EHL Holdings during such escrow period), which shall be immediately exchangeable for 2,542,643 Common Shares (subject to certain changes) at the request from time to time of EHL Holdings pursuant to the terms of an Exchange and Support Agreement described below; and

•	254,264.3 shares of Series A Voting Preferred Stock of the Issuer, par value $0.0001 per share (the “Preferred Stock”) (31,687.5 shares of such Preferred Stock was placed in escrow as claims shares to satisfy indemnification obligations pursuant to the Business Combination Agreement and will remain in escrow until one (1) month after the audited financial statements of the Issuer for fiscal year 2011 are completed, but can be voted by EHL Holdings’ during such escrow period), which shall among other things entitle the holders of such shares of Preferred Stock the right to initially vote 10 votes per share (subject to certain changes) in all matters for which the holders of Common Shares are entitled to vote and provide the holders of such Preferred Stock, voting as a class, to certain special voting rights including the right to appoint a majority of our board of directors during the “Earn-out Period” as further described below. Shares of Preferred Stock will be proportionately redeemed upon exchange of shares of Class B Units (e.g. the number of shares of Preferred Stock redeemed shall, subject to equitable adjustment, equal the number of Class B Units exchanged divided by 10).
The 2,542,643 Class B Units and 254,264.3 shares of Preferred Stock (together referred to herein as the “Equity Consideration”) combined will, subject to certain preferential rights, approximate the voting, economic and other rights EHL Holdings would have, were it to hold 2,542,643 Common Shares. As of the date of this filing, assuming that there are 4,494,491 Common Shares outstanding and 449,449.1 shares of Preferred Stock outstanding, EHL Holdings has the power to vote approximately 28.1% of the Common Shares.
EHL Holdings will be entitled to receive the following additional consideration in exchange for their Old Crumbs Units in the event the Common Shares achieve trading prices of $15, $17.50 and/or $20 per share and/or the Issuer achieves Adjusted EBITDA (as defined in the Business Combination Agreement) of $17,500,000, $25,000,000, and/or $30,000,000 at particular points during the period beginning after the Closing and ending on December 31, 2015 (such period referred to as the “Earnout Period”) or upon the occurrence of certain acceleration events:
•	Up to 2,144,997 additional Class B Units; and

•	Up to 214,499.7 additional shares of Preferred Stock.
The additional 2,144,997 Class B Units and 214,499.7 shares of Preferred Stock combined will, subject to certain preferential rights, approximate the voting, economic and other rights EHL Holdings would have, were it to hold 2,144,997 Common Shares.
Item 4. Purpose of Transaction
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.
EHL Holdings acquired the Common Shares as a result of the consummation of the Merger under the Business Combination Agreement. EHL Holdings entered into the Business Combination Agreement for the purposes of, among others, obtaining access to additional capital to fund the growth of the businesses formerly owned by EHL Holdings and acquired by the Issuer and to obtain liquidity for its investment in Crumbs.
Pursuant to the Business Combination Agreement, following consummation of the Merger, the Issuer intends to seek stockholder approval of amendment of its Certificate of Incorporation to change its name to “Crumbs Bake Shop.” Additionally, the Issuer has applied to list its securities on the NASDAQ Capital Market (although there is no assurance that such securities will be so listed).
The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 4,494,491 Common Shares outstanding. As of the date of this filing, assuming that there are 4,494,491 Common Shares outstanding and 449,449.1 shares of Preferred Stock outstanding, EHL Holdings has the power to vote approximately 28.1% of the Common Shares.
(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.
The following agreements were entered into in connection with the Merger:
Member Lock-Up Agreement
In connection with the Business Combination Agreement, EHL Holdings executed a Member Lock-Up Agreement such that all Equity Consideration (or any securities exchangeable for such Equity Consideration, and except for Excluded Shares (as defined below)) directly owned by EHL Holdings LLC, or beneficially owned by EHL Holdings through a business entity, are subject to the following restrictions: (i) one third (1/3) of such Equity Consideration (or any securities exchangeable for such Equity Consideration and except for Excluded Shares) will not be transferable until six (6) months following May 5, 2011 (the “Closing Date”), (ii) one half (1/2) of such Equity Consideration (or any securities exchangeable for such Equity Consideration and except for Excluded Shares) will not be transferable until nine (9) months following the Closing Date, and (iii) the remainder of such Equity Consideration (or any securities exchangeable for such Equity Consideration and except for Excluded Shares) will not be transferable until one (1) month after the audited financial statements of the Issuer for fiscal year 2011 have been completed, in each case subject to certain exceptions and on the terms and conditions set forth in the Business Combination Agreement.
641,394 Class B Units and 64,139.4 shares of Preferred Stock of the Equity Consideration are not subject to the Member Lock-Up Agreement (the “Excluded Shares”).
This summary of the Member Lock-Up Agreement in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the Member Lock-Up Agreement, which was filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 11, 2011, and is incorporated herein by reference.
Registration Rights Agreement
On May 5, 2011, the Issuer entered into a Registration Rights Agreement with EHL Holdings, Crumbs, Inc., Jason Bauer, Mia Bauer, Victor Bauer and John D. Ireland (collectively, the “Crumbs Members”), 57th Street GAC Holdings, LLC, Morgan Joseph & Co. Inc. acting as representative for underwriter holders and certain service providers. The Registration Rights Agreement provides certain registration rights for any Common Shares issued or issuable upon the exchange of the Class B Units, subject to certain limitations and to transfer restrictions. Pursuant to the Registration Rights Agreement, the Crumbs Members may issue to the Issuer a written request (a “Demand Notice”) on up to four occasions that it effect a registration under the Securities Act of 1933 (the “Securities Act”) of all of or any portion of the Class B Units held by the Crumbs Members. Such requests for registration are allocated to EHL Holdings as set forth in the Registration Rights Agreement. A Demand Notice in respect of a demand registration may not be delivered prior to the date that is six-months following the effective time of the Merger and the proposed effective date of such registration shall be at least three months from the date of such delivery, unless the Issuer permits a shorter notice period. Under certain circumstances, an additional demand may be made on October 1, 2012, and the proposed effective date of such registration shall be at least three months from the date of such delivery, unless the Issuer permits a shorter notice period. In addition, the Registration Rights Agreement provides for certain shelf registration rights beginning on the first anniversary of the effective time of the Merger provided, an aggregate price to the public of at least $1,000,000. In addition, the Registration Rights Agreement provides for unlimited “piggyback” registration rights on registration statements.
The Issuer shall also use its commercially reasonable efforts to file within 15 business days of the effective time of the Merger the resale of Common Shares underlying Excluded Shares pursuant to a shelf registration statement.
The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as minimums, blackout periods and, if a registration is for an underwritten offering, limitations on the number of shares to be included in the underwritten offering may be imposed by the managing underwriter. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements, other than underwriting discounts and commissions attributable to the securities being sold by the holders.
This summary of the Registration Rights Agreement in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which was filed as Exhibit 10.24 to the Issuer’s Current

Report on Form 8-K filed with the SEC on May 11, 2011, and is incorporated herein by reference.
Exchange and Support Agreement
On May 5, 2011, the Issuer, Crumbs and the Crumbs Members entered into an Exchange and Support Agreement (the “Exchange Agreement”). The Exchange Agreement sets forth the conditions and procedures with respect to Crumbs Members’ right to exchange their Class B Units for Common Shares. This Exchange Agreement provides that a Crumbs Member may exchange such member’s Class B Units by providing a revocable notice to Crumbs and complying with the exchange procedures and requirements set forth in the Exchange Agreement. Class B Units shall be initially exchangeable for Common Shares on a one-for-one basis, subject to adjustment for certain organic dilution events and other Fundamental Transactions (as defined below). Contemporaneous with the completion of an exchange of Class B Units, the Issuer will automatically redeem a number of shares of Preferred Stock equal to the number of Class B Units being exchanged for divided by the Preferred Stock Voting Multiple, which is initially 10. Upon delivery of such Common Shares to the Crumbs Member (or its designee), Crumbs will cancel such Class B Units exchanged and issue to the Issuer New Crumbs Class A Voting Units (“Class A Units”) equal to the number of Class B Units that have been canceled.
The Exchange Agreement also provides certain limitations/restrictions on the Issuer with respect to (i) acquiring any business, material assets or securities, (ii) owning any assets or securities (other than Crumbs securities) or operating any business (other than the holding of Crumbs securities, acting as an issuer of publicly traded securities or activities incidental thereto), or (iii) issuing shares of Preferred Stock of the same class as held by the Crumbs Members to any person other than the Crumbs Members or pursuant to the Business Combination Agreement.
In the event the Issuer undertakes any stock split, stock dividend or distribution, subdivision of shares, reverse stock split, stock combination, or reclassification of Common Shares, then the Exchange Agreement requires the number of shares of Preferred Stock held by any Crumbs Member, the number of Class B Units held by any Crumbs members, and the number of Class A Units held by the Issuer shall all be adjusted in the same amount (in percentage terms) as the Common Shares. In the event the Issuer issues any Common Shares (other than pursuant to the Exchange Agreement), the Exchange Agreement, subject to certain exceptions, requires the Issuer to contribute the proceeds of such issuance, exercise or conversion to Crumbs in exchange for a number of Class A Units equal to the number of shares of Common Shares so issued. Moreover, the Exchange Agreement, subject to certain exceptions, requires the Issuer to contribute, lend or otherwise the proceeds of such issuance to Crumbs. Further, in the event of any merger, acquisition, reorganization, consolidation, or liquidation of the Issuer involving a payment or distribution of cash, securities or other assets to the holders of Common Shares or any reclassification or other similar transaction as a result of which the Common Shares are converted into, among other things, another security (collectively, a “Fundamental Transaction”), the Class B Units shall remain outstanding and the provisions of the Exchange Agreement permit the exchange of Class B Units for the amount of such cash, securities or other assets which an exchanging Crumbs Member would have received had such member made an exchange for Common Shares immediately prior to such Fundamental Transaction, regardless of whether such exchange would actually have been permitted at such time.
This summary of the Exchange Agreement in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, which was filed as Exhibit 10.20 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 11, 2011, and is incorporated herein by reference.
Third Amended & Restated LLC Agreement
On the Closing Date, the Issuer was a holding company and its sole material asset was a controlling interest in Crumbs. On the Closing Date, the Issuer, Crumbs and the Crumbs Members entered into the Third Amended & Restated LLC Agreement of Crumbs Holdings LLC (the “Restated LLC Agreement”) to govern the management and business of Crumbs. The Restated LLC Agreement provides for two classes of interests which are Class A Units and Class B Units. These two classes of interests have equivalent economic value, unless otherwise specified in the Restated LLC Agreement.
Under the terms of the Restated LLC Agreement, holders of Class A Units possess all voting rights in Crumbs on ordinary matters. A two thirds vote of the Class A Units voting as a class is required prior to Crumbs taking or permitting any of the following actions:
•	any issuance of additional Class A Units or Class B Units other than as required pursuant to the Restated LLC Agreement, the Business Combination Agreement and/or the Exchange Agreement;

•	the establishment and/or issuance of new classes of units, other equity securities in the Issuer or other Issuer securities, other than certain issuances required pursuant to the Restated LLC Agreement, the Business Combination Agreement and/or the Exchange Agreement;

•	the dissolution, liquidation or winding up of Crumbs or the commencement of a voluntary proceeding seeking reorganization or other similar relief;

•	a reincorporation, merger, consolidation, conversion or sale of all or substantially all the assets of Crumbs or similar action (other than where the successor remains an affiliate of the Issuer and the holders of Class A Units are not adversely affected as a class and receive equity securities in the successor substantially identical in their rights as the Class A Units);

•	the withdrawal or resignation of a Crumbs Member other than pursuant to a permitted transfer; and

•	the amendment, supplement, waiver or modification of the Restated LLC Agreement or Crumbs’ certificate of formation in a manner that disproportionately and adversely impacts the Class A Units.
Under the terms of the Restated LLC Agreement, the voting rights of the Class B Units are limited to the matters described below and those matters required by Delaware law. A two thirds vote of the Class B Units voting as a class shall be required prior to Crumbs taking or permitting any of the following actions:
•	any issuance of additional Class A Units or Class B Units other than as required pursuant to the Restated LLC Agreement, the Business Combination Agreement and/or the Exchange Agreement;

•	the establishment and/or issuance of new classes of units, other equity securities in Crumbs or other Crumbs securities, other than certain issuances required pursuant to the Restated LLC Agreement, the Business Combination Agreement and/or the Exchange Agreement;

•	the dissolution, liquidation or winding up of Crumbs or the commencement of a voluntary proceeding seeking reorganization or other similar relief;

•	a reincorporation, merger, consolidation, conversion or sale of all or substantially all the assets of Crumbs or similar action (other than where the successor remains an affiliate of the Issuer and the holders of Class B Units are not adversely affected as a class and receive equity securities in the successor substantially identical in their rights as the Class B Units);

•	the withdrawal or resignation of a Crumbs Member other than pursuant to a permitted transfer;

•	the amendment, supplement, waiver or modification of the Restated LLC Agreement or Crumbs’ certificate of formation in a manner that disproportionately and adversely impacts the Class B Units; and

•	the direct transfer or pledge of units, equity securities or other membership interests in Crumbs by Issuer, subject to certain exceptions described above.
The Restated LLC Agreement permits the board of managers of Crumbs to authorize cash distributions solely to the Issuer without pro rata distributions to the other Crumbs Members in amounts required for the Issuer to pay certain expenses related to its existence as the public holding company of Crumbs; provided, however, that the amount of any such distributions are reduced, to the extent practicable, by the amount of unused cash remaining from any prior such distributions, including any interest earned thereon, and no excess cash that results from such distributions may be used by the Issuer to make a distribution to its equity holders other than amounts related to certain purchases or redemptions of its equity securities pursuant to the Exchange Agreement.
The Restated LLC Agreement requires the Issuer to maintain a reserve consisting of all cash and cash equivalents received with respect to tax distributions that are not used for its operating expenses and requires the Issuer to keep Crumbs reasonably apprised of the amount of such reserves.
The Restated LLC Agreement further provides that, in the event of any merger, acquisition, reorganization, consolidation of Crumbs in which the Issuer is a party, involving a payment or distribution of cash, securities or other assets to any member of Crumbs, the consideration received by Crumbs or by any direct or indirect holders of equity interests in Crumbs (including the Issuer) in such transaction, net of bona fide expenses of Crumbs, will be distributed pro rata with respect to the number of Class A Units and Class B Units at the time of such distribution. Withholding and other taxes paid or payable by Crumbs in respect of the income of or distributions to a member of Crumbs will be repaid to Crumbs by such member, or Crumbs may offset amounts otherwise due to such member by the amount of such withholding taxes paid.
Under the Restated LLC Agreement, the Issuer has the right to appoint Crumbs’ board of managers, which are the same persons who comprised the Issuer’s board of directors after the Closing. The Chief Executive Officer of Crumbs is the same as the Chief Executive Officer of the Issuer and the other officers of Crumbs are appointed by the CEO of Crumbs.
The Restated LLC Agreement contains certain exculpation and indemnification provisions. Neither the board members of Crumbs nor any officer shall have any liability to Crumbs or any Crumbs Member for any actions taken or omitted to be taken with respect to Crumbs, including a breach of fiduciary duty, by such board member or officer, as applicable, subject to certain limitations.
The Restated LLC Agreement also sets forth that the Restated LLC Agreement may not be amended without the consent of the holders of Class A Units and Class B Units voting as a single class (it is intended that the threshold for such consent is a two thirds of such units). However, any amendment which disproportionately and adversely impacts any member of

Crumbs must be approved by such member and any amendment which disproportionately and adversely impacts any class of interests must be approved by the holders of such class of interests (it is intended that the threshold for such approval is two thirds).
The Issuer will consolidate the financial results of Crumbs and its subsidiaries, and the ownership interest of the Crumbs Members in Crumbs will be reflected as a non-controlling interest in the Issuer’s consolidated financial statements.
This summary of the Restated LLC Agreement in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the Restated LLC Agreement, which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 11, 2011, and is incorporated herein by reference.
Escrow Agreement
On May 5, 2011, the Issuer, Crumbs, the Crumbs Members, and Continental Stock Transfer & Trust Company entered into an Escrow Agreement (the “Escrow Agreement”). Under the terms of the Escrow Agreement, certain securities issued pursuant to the Merger were placed into escrow to secure certain indemnification obligations of the Issuer and the Crumbs Members under the Business Combination Agreement, including 31,687.5 shares of Preferred Stock and 316,875 Class B Units issued to EHL Holdings (the “Escrow Shares”). Under the terms of the Escrow Agreement, no sale, transfer or other disposition may be made of the Escrow Shares, except as permitted under the Business Combination Agreement. Also, under the terms of the Escrow Agreement, EHL Holdings retains title to the Escrow Shares, remains the holder of record of the Escrow Shares, retains the right to receive all dividends and distributions with respect to the Escrow Shares, and retains the right to vote the Escrow Shares.
This summary of the Escrow Agreement in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the Escrow Agreement, which is filed as Exhibit 10.3.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1	Registration Rights Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC, the Members of Crumbs Holdings LLC, 57th Street GAC Holdings LLC, Morgan Joseph TriArtisan LLC (formerly Morgan Joseph & Co., Inc.), Ladenburg Thalmann & Co. Inc., I-Bankers Securities Incorporated, Maxim Group LLC, Rodman & Renshaw, LLC, Akin Gump Strauss, Hauer & Feld, LLP, Ellenoff Grossman & Schole, LLP, Cynthia Lance, LLC and Integrated Corporate Relations Inc., dated as of May 5, 2011 (incorporated by reference to Exhibit 10.24 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

10.2	Third Amended and Restated LLC Agreement of Crumbs Holdings, LLC, dated as of May 5, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

10.3	Escrow Agreement dated as of May 5, 2011, by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC, Jason Bauer, Victor Bauer, Mia Bauer, EHL Holdings LLC, John Ireland, Jason Bauer, in his capacity as Member Representative and Edwin Lewis, in his capacity as Member Representative, and Continental Stock Transfer & Trust Company.

10.4	Exchange and Support Agreement By and Among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Exchanging Members named therein, dated as of May 5, 2011 (incorporated by reference to Exhibit 10.20 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

10.5	Lock-Up Agreement by EHL Holdings LLC., dated May 5, 2011 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

99.1	Joint Filing Agreement, dated as of May 16, 2011

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: May 16, 2011

EHL HOLDINGS LLC
By:	/s/ Edwin H. Lewis
	Name:	Edwin H. Lewis
	Title:	Chairman

/s/ Edwin H. Lewis
EDWIN H. LEWIS

EXHIBIT INDEX

Exhibit	Description

10.1	Registration Rights Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC, the Members of Crumbs Holdings LLC, 57th Street GAC Holdings LLC, Morgan Joseph TriArtisan LLC (formerly Morgan Joseph & Co., Inc.), Ladenburg Thalmann & Co. Inc., I-Bankers Securities Incorporated, Maxim Group LLC, Rodman & Renshaw, LLC, Akin Gump Strauss, Hauer & Feld, LLP, Ellenoff Grossman & Schole, LLP, Cynthia Lance, LLC and Integrated Corporate Relations Inc., dated as of May 5, 2011 (incorporated by reference to Exhibit 10.24 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

10.2	Third Amended and Restated LLC Agreement of Crumbs Holdings, LLC, dated as of May 5, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

10.3	Escrow Agreement dated as of May 5, 2011, by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC, Jason Bauer, Victor Bauer, Mia Bauer, EHL Holdings LLC, John Ireland, Jason Bauer, in his capacity as Member Representative and Edwin Lewis, in his capacity as Member Representative, and Continental Stock Transfer & Trust Company.

10.4	Exchange and Support Agreement By and Among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Exchanging Members named therein, dated as of May 5, 2011 (incorporated by reference to Exhibit 10.20 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

10.5	Lock-Up Agreement by EHL Holdings LLC., dated May 5, 2011 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

99.1	Joint Filing Agreement, dated as of May 16, 2011

ANNEX A
Executive Officers and Directors of EHL Holdings LLC.

Name and Citizenship	Principal Occupation	Business Address

Edwin H. Lewis Chairman and Sole Member (United States)	Chairman and Chief Executive Officer of Not Your Daughter’s Jeans; Non- Executive Chairman of 57th Street General Acquisition Corp.; Non- Executive Chairman of Crumbs Holdings LLC	220 S. Morris St., Box 8 Oxford, Maryland 21654